

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

August 19, 2008

<u>Via U.S. mail and facsimile</u>

Mr. Matthew J. Gadow
Chief Financial Officer
Broadwind Energy, Inc.
47 East Chicago Avenue; Suite 332
Naperville, IL 60540

      RE: Form 10-KSB for the fiscal year ended December 31, 2007
              File No. 000-31313

Dear Mr. Gadow:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

      If you have any questions regarding our review of your filings, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

                                         Sincerely,

                                         John Hartz
                                         Senior Assistant Chief Accountant